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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                              GEOWORKS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

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                                    373692102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                David L. Grannan
                      President and Chief Executive Officer
                              Geoworks Corporation
                               960 Atlantic Avenue
                            Alameda, California 94501
                                 (510) 814-1660

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:

                             Maria L. Pizzoli, Esq.
                           Farella Braun + Martel LLP
                        235 Montgomery Street, 30th Floor
                             San Francisco, CA 94104
                                 (415) 954-4400


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                            CALCULATION OF FILING FEE

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              Transaction valuation*            Amount of filing fee*
           ----------------------------------------------------------
                   $1,964,210                          $393
           ----------------------------------------------------------

* Calculated as of November 1, 2001, solely for purposes of determining the filing fee. The "transaction valuation" was calculated on the basis of the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 3,550,264 shares of common stock of Geoworks Corporation will be tendered and canceled pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose. The Black-Scholes option valuation model was developed for use in estimating the fair value of publicly traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes option valuation model requires the input of highly subjective assumptions including expected stock price volatility and expected life of the options. Because Geoworks Corporation's employee stock options differ significantly from traded options, and because changes in assumptions can materially affect the results of the Black-Scholes calculation, Geoworks Corporation believes that the Black-Scholes model does not provide a reliable measure of the value of the existing employee stock options covered by this offer. Because on the date of this filing all of these options have exercise prices that are substantially higher than the current trading price of the common stock, Geoworks Corporation believes these options have little or no current value.

 [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  Not applicable.

Form or Registration No.:  Not applicable.

Filing party:  Not applicable.

Date filed:  Not applicable.


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-1.
[X]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]


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


Item 1. Summary Term Sheet.

     The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated November 5, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) The name of the issuer is Geoworks Corporation, a Delaware corporation (the "Company"), and the address and telephone number of its principal executive office are 960 Atlantic Avenue, Alameda, California 94501, (510) 814-1660. The information set forth in the Offer to Exchange under Section 9 ("Information About Geoworks Corporation") is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company's 1994 Stock Plan (the "1994 Plan"), Supplemental Stock Option Plan (the "1996 Plan"), and 1997 Supplemental Stock Plan (for U.K.-Based Employees) (the "1997 Plan" and, together with the 1994 Plan and the 1996 Plan, the "Option Plans") to purchase shares of the Company's Common Stock, par value $0.001 per share ("Option Shares"), for new options that will be granted under the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, and the related cover letter and attached Summary of Terms (the "Cover Letter" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibit (a)(2). In addition, this offer does not include options held by option holders who received notice of termination of employment on or prior to December 5, 2001 or who are not employees as of that date. For each option holder, the number of shares of Common Stock to be granted under the New Options will be equal to the amount set forth on Table 2 of each option holder's Election Form. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancelation and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancelation and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by


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Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal
Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Cancelation and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

     The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     The information set forth in the Offer to Exchange under Section 15 ("Fees and Expenses") is incorporated herein by reference.

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

Item 10. Financial Statements.

     The information set forth in the Offer to Exchange under Section 9 ("Information About Geoworks Corporation") and Section 16 ("Additional Information"), and on pages 37 through 59 of the Company's Annual Report on Form 10-K for its fiscal year ended March 31, 2001 and pages 3 through 8 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001 are incorporated herein by reference.

Item 11. Additional Information.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b) None.

Item 12.      Exhibits.
              --------

     (a)  (1) Offer to Exchange, dated November 5, 2001.

          (2) Form of Letter to Eligible Option Holders and Summary of Terms.

          (3) Form of Election Form.

          (4) Form of Notice of Change in Election From Accept to Reject.

          (5) Form of Notice of Change in Election From Reject to Accept.

          (6) Geoworks Corporation Annual Report on Form 10-K for its fiscal year ended March 31, 2001, filed with the Securities and Exchange Commission on June 29, 2001 and incorporated herein by reference.

          (7) Geoworks Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

     (b) Not applicable.

     (d) (1) Geoworks Corporation 1994 Stock Plan, incorporated herein by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on November 1, 2001.

          (2) Geoworks Corporation Supplemental Stock Option Plan, incorporated by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on August 5, 1996.

          (3) Amendment to Geoworks Corporation Supplemental Stock Option Plan, incorporated by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on March 23, 2001.


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


          (4) Geoworks Corporation 1997 Supplemental Stock Plan, incorporated by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on October 26, 1998.

          (5) Amendment to Geoworks Corporation 1997 Supplemental Stock Plan, incorporated by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on March 23, 2001.

          (6) Form of New Option Agreement Pursuant to the Geoworks Corporation 1994 Stock Plan.

          (7) Form of New Option Agreement Pursuant to the Geoworks Corporation Supplemental Stock Option Plan.

          (8) Form of New Option Agreement pursuant to the Geoworks Corporation 1997 Supplemental Stock Plan.

     (g) Not applicable.

     (h) Not applicable.

Item 13.   Information Required by Schedule 13E-3.
           --------------------------------------

     (a) Not applicable.



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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           GEOWORKS CORPORATION

                                           /s/ David L. Grannan
                                           -------------------------------------
                                           David L. Grannan
                                           President and Chief Executive Officer

Date:  November 5, 2001



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

                                INDEX TO EXHIBITS

Exhibit
Number       Description
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(a)(1)       Offer to Exchange, dated November 5, 2001.

(a)(2)       Form of Letter to Eligible Option Holders and Summary of Terms.

(a)(3)       Form of Election Form.

(a)(4)       Form of Notice of Change in Election From Accept to Reject.

(a)(5)       Form of Notice of Change in Election From Reject to Accept.

(a)(6) Geoworks Corporation Annual Report on Form 10-K for its fiscal year ended March 31, 2001, filed with the Securities and Exchange Commission on June 29, 2001 and incorporated herein by reference.

(a)(7) Geoworks Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2001, filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.

(d)(1) Geoworks Corporation 1994 Stock Plan, incorporated herein by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on November 1, 2001.

(d)(2) Geoworks Corporation Supplemental Stock Option Plan, incorporated by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on August 5, 1996.

(d)(3) Amendment to Geoworks Corporation Supplemental Stock Option Plan, incorporated by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on March 23, 2001.

(d)(4) Geoworks Corporation 1997 Supplemental Stock Plan, incorporated by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on October 26, 1998.

(d)(5) Amendment to Geoworks Corporation 1997 Supplemental Stock Plan, incorporated by reference from the Company's Registration Statement on Form S-8, filed with the Securities and Exchange Commission on March 23, 2001.

(d)(6) Form of New Option Agreement Pursuant to the Geoworks Corporation 1994 Stock Plan.

(d)(7) Form of New Option Agreement Pursuant to the Geoworks Corporation Supplemental Stock Option Plan.

(d)(8) Form of New Option Agreement Pursuant to the Geoworks Corporation 1997 Supplemental Stock Plan.


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